Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30, 2015	December 31,
		2014	2013	2012	2011	2010
1. Fixed charges:
A) Interest expense	$73,424	$71,234	$62,958	$67,148	$68,183	$75,481
B) Amortization	1,866	2,063	2,002	2,001	2,137	2,620
C) Interest portion of rentals	15,147	11,802	11,809	10,605	8,943	6,455

Total fixed charges	$90,437	$85,099	$76,769	$79,754	$79,263	$84,556

2. Earnings (as defined):
D) Pretax income from continuing operations	$210,166	$219,521	$222,815	$207,915	$175,066	$158,378
Fixed Charges (1. above)	90,437	85,099	76,769	79,754	79,263	84,556

Total earnings as defined	$300,603	$304,620	$299,584	$287,669	$254,329	$242,934

	3.32	3.58	3.90	3.61	3.21	2.87